                                                                 Exhibit (12)(a)

                             CMS ENERGY CORPORATION
       Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
                              (Millions of Dollars)

                                                   Year Ended December 31
                                             ------------------------------------
                                              2006    2005   2004    2003    2002
                                             -----   -----  -----   -----   -----
                                               (b)     (c)            (d)     (e)
Earnings as defined (a)
Pretax income from continuing operations     $(343)  $(706) $ 137   $  16   $(433)
Exclude equity basis subsidiaries              (14)    (17)   (88)    (41)    (39)
Fixed charges as defined, adjusted to
   exclude capitalized interest of $10,
   $38, $(25), $9, and $16 million for the
   years ended December 31, 2006, 2005,
   2004, 2003, and 2002,
   respectively (f)                            529     505    649     605     518
                                             -----   -----  -----   -----   -----
Earnings as defined                          $ 172   $(218) $ 698   $ 580   $  46
                                             =====   =====  =====   =====   =====

Fixed charges as defined (a)
Interest on long-term debt                   $ 483   $ 506  $ 560   $ 531   $ 404
Estimated interest portion of lease rental       7       6      4       7      10
Other interest charges                          38      21     49      61      34
Preferred dividends                             11      10     11      15      86
                                             -----   -----  -----   -----   -----
Fixed charges as defined                     $ 539   $ 543  $ 624   $ 614   $ 534
                                             =====   =====  =====   =====   =====
Ratio of earnings to combined fixed
   charges and preferred dividends              --      --   1.12      --      --
                                             =====   =====  =====   =====   =====

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2006, fixed charges exceeded earnings by $367 million. Earnings as defined include $459 million of asset impairment charges, $404 million in mark-to-market losses related to our interest in the MCV Partnership, and a $200 million charge related to our agreement to settle shareholder class action lawsuits.

(c) For the year ended December 31, 2005, fixed charges exceeded earnings by $761 million. Earnings as defined include $1.184 billion of asset impairment charges.

(d) For the year ended December 31, 2003, fixed charges exceeded earnings by $34 million. Earnings as defined include $95 million of asset impairment charges.

(e) For the year ended December 31, 2002, fixed charges exceeded earnings by $488 million. Earnings as defined include $602 million of asset impairment charges.

(f) For 2004, fixed charges, adjusted as defined, include $25 million of interest cost that was capitalized prior to 2004 and subsequently expensed in 2004.